                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 1)*

                              Tele-Communications, Inc.
                         -----------------------------------
                                   (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")
2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")
3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")
4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")
5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock")
6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock")
                         -----------------------------------
                           (TITLE OF CLASS OF SECURITIES)
1.   Series A TCI Group Common Stock:                             87924V101
2.   Series B TCI Group Common Stock:                             87924V200
3.   Series A Liberty Media Group Common Stock:                   87924V507
4.   Series B Liberty Media Group Common Stock:                   87924V606
5.   Series A Ventures Group Common Stock:                        87924V887
6.   Series B Ventures Group Common Stock:                        87924V879
                         -----------------------------------
                                   (CUSIP NUMBER)
                                Raymond L. Sutton, Jr.
                                Baker & Hostetler LLP
                           303 East 17th Avenue, Suite 1100
                               Denver, Colorado  80203
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                  COMMUNICATIONS)
                                  October 16, 1998
                         -----------------------------------
              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                                                 CUSIP Nos.

 Series A TCI Group Common Stock:                                                                                  87924V101
 Series B TCI Group Common Stock:                                                                                  87924V200
 Series A Liberty Media Group Common Stock:                                                                        87924V507
 Series B Liberty Media Group Common Stock:                                                                        87924V606
 Series A Ventures Group Common Stock:                                                                             87924V887
 Series B Ventures Group Common Stock:                                                                             87924V879
-----------------------------------------------------------------------------------------------------------------------------
               1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                    Magness Securities, LLC
-----------------------------------------------------------------------------------------------------------------------------
               2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)  / /
                    (b)  /x/
-----------------------------------------------------------------------------------------------------------------------------
               3)   SEC Use Only
-----------------------------------------------------------------------------------------------------------------------------
               4)   Source of Funds (See Instructions)           N/A.  See Item 3 below.
-----------------------------------------------------------------------------------------------------------------------------
               5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
-----------------------------------------------------------------------------------------------------------------------------
               6)   Citizenship or Place of Organization    Colorado
-----------------------------------------------------------------------------------------------------------------------------
                    7) Sole Voting Power               Series A TCI Group Common Stock                          5,539,818(1)
                                                       Series B TCI Group Common Stock                          5,539,818(2)
                                                       Series A Liberty Media Group Common Stock                4,753,985(1)
                                                       Series B Liberty Media Group Common Stock                2,379,829(2)
                                                       Series A Ventures Group Common Stock                     5,823,452(1)
                                                       Series B Ventures Group Common Stock                     5,823,452(2)
                    ---------------------------------------------------------------------------------------------------------
                    8) Shared Voting Power             Series A TCI Group Common Stock                                  0
  Number of Shares                                     Series B TCI Group Common Stock                                  0
                                                       Series A Liberty Media Group Common Stock                        0
    Beneficially                                       Series B Liberty Media Group Common Stock                        0
                                                       Series A Ventures Group Common Stock                             0
   Owned by Each                                       Series B Ventures Group Common Stock                             0
                    ---------------------------------------------------------------------------------------------------------
  Reporting Person  9) Sole Dispositive Power          Series A TCI Group Common Stock                          5,539,818(1)
                                                       Series B TCI Group Common Stock                          5,539,818(2)
       With                                            Series A Liberty Media Group Common Stock                4,753,985(1)
                                                       Series B Liberty Media Group Common Stock                2,379,829(2)
                                                       Series A Ventures Group Common Stock                     5,823,452(1)
                                                       Series B Ventures Group Common Stock                     5,823,452(2)
                    ---------------------------------------------------------------------------------------------------------
                    10) Shared Dispositive Power       Series A TCI Group Common Stock                                  0
                                                       Series B TCI Group Common Stock                                  0
                                                       Series A Liberty Media Group Common Stock                        0
                                                       Series B Liberty Media Group Common Stock                        0
                                                       Series A Ventures Group Common Stock                             0
                                                       Series B Ventures Group Common Stock                             0
-----------------------------------------------------------------------------------------------------------------------------
                    11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       Series A TCI Group Common Stock                           5,539,818(1)
                                                       Series B TCI Group Common Stock                           5,539,818(2)
                                                       Series A Liberty Media Group Common Stock                 4,753,985(1)
                                                       Series B Liberty Media Group Common Stock                 2,379,829(2)
                                                       Series A Ventures Group Common Stock                      5,823,452(1)
                                                       Series B Ventures Group Common Stock                      5,823,452(2)
-----------------------------------------------------------------------------------------------------------------------------
                   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                   / /

-----------------------------------------------------------------------------------------------------------------------------
                   13) Percent of Class Represented by Amount in Row (11)
                          1.2% of Series A TCI Group Common Stock
                          11.1% of Series B TCI Group Common Stock
                          1.5% of Series A Liberty Media Group Common Stock
                          7.5% of Series B Liberty Media Group Common Stock
                          1.5% of Series A Ventures Group Common Stock
                          12.9% of Series B Ventures Group Common Stock
-----------------------------------------------------------------------------------------------------------------------------
                   14)    Type of Reporting Person (See Instructions)    OO
-----------------------------------------------------------------------------------------------------------------------------


          (1) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock, respectively. SEE Item 5 below. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in rows 7 through 11 above assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock shown in rows 7 through 11 above have been converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.
          (2)  SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

       Kim Magness, as the manager of Magness Securities, LLC (the "Magness LLC"), hereby amends and supplements the Statement on Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. beneficially owned by the Magness LLC.

       1. Tele-Communications, Inc. Series A TCI Group, Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

       2. Tele-Communications, Inc. Series B TCI Group, Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

       3. Tele-Communications, Inc. Series A Liberty Media Group, Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

       4. Tele-Communications, Inc. Series B Liberty Media Group, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

       5. Tele-Communications, Inc. Series A TCI Ventures Group, Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock");

       6. Tele-Communications, Inc. Series B TCI Ventures Group, Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock"); and

       The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock and the Series B Ventures Group Common Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 3 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

       On October 16, 1998, the Bob Magness Estate fully exercised the Magness Group's right to purchase shares of Series B TCI Group Common Stock pursuant to the Malone Right and purchased 5,792,800 shares of Series B TCI Group Common Stock from the Company. The 5,792,800 shares purchased constitute the full right of the Magness Group to participate in the Malone Right on a proportionate basis with Malone with respect to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right. The exercise price per share purchased pursuant to the Malone Right is $35.5875 based on the average of the closing sales price of the Series B TCI Group Common Stock on the Nasdaq National Market for the five trading days preceding June 24, 1998, which was the date Malone exercised his right to purchase shares pursuant to the Malone Right.

       The Bob Magness Estate purchased all of the shares that the Magness Group had the right to acquire under the Malone Right. Therefore, because the Magness Group's right to purchase shares of Series B TCI Group Common Stock was fully exercised by the Bob Magness Estate, neither the Bob Magness Estate nor any other member of the Magness Group, including, but not

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limited to, the Magness LLC, has any right to purchase additional shares pursuant to the Malone Right.

ITEM 4.  PURPOSE OF TRANSACTION

       Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

       On October 16, 1998, the Bob Magness Estate fully exercised the Magness Group's right to purchase shares of Series B TCI Group Common Stock pursuant to the Malone Right and purchased 5,792,800 shares of Series B TCI Group Common Stock from the Company. The 5,792,800 shares purchased constitute the full right of the Magness Group to participate in the Malone Right on a proportionate basis with Malone with respect to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right. The exercise price per share purchased pursuant to the Malone Right is $35.5875 based on the average of the closing sales price of the Series B TCI Group Common Stock on the Nasdaq National Market for the five trading days preceding June 24, 1998, which was the date Malone exercised his right to purchase shares pursuant to the Malone Right.

       The Bob Magness Estate purchased all of the shares that the Magness Group had the right to acquire under the Malone Right. Therefore, because the Magness Group's right to purchase shares of Series B TCI Group Common Stock was fully exercised by the Bob Magness Estate, neither the Bob Magness Estate nor any other member of the Magness Group, including, but not limited to, the Magness LLC, has any right to purchase additional shares pursuant to the Malone Right.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

       (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:




                                                     AMOUNT OF                PERCENT OF      TOTAL VOTING
      TITLE OF CLASS                                 BENEFICIAL OWNER SHIP     CLASS (1)        POWER(1)
      --------------                                 ---------------------     ---------        --------
                                                                                                  5.7%
      Series A TCI Group Common Stock                5,539,818(2)(3)                1.2%
      Series B TCI Group Common Stock                5,539,818(2)(3)               11.1%
      Series A Liberty Media Group Common Stock      4,753,985(2)(3)                1.5%
      Series B Liberty Media Group Common Stock      2,379,829(2)(3)                7.5%
      Series A Ventures Group Common Stock           5,823,452(2)(3)                1.5%
      Series B Ventures Group Common Stock           5,823,452(2)(3)               12.9%


(1) Based on 473,416,687 shares of Series A TCI Group Common Stock, 4 9,932,623 shares of Series B TCI Group Common Stock, 325,532,126 shares of Series A Liberty Media Group Common Stock, 31,699,575 shares of Series B Liberty Media Group Common Stock, 377,065,516 shares of Series A Ventures Group Common Stock, 45,334,022 shares of Series B Ventures Group Common Stock, 1,552,490 shares of Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, 44,575 shares of TCI Group Preferred Stock, Series C, 70,575 shares of Liberty Media Group Preferred Stock, Series C, 6,444,244 shares of Redeemable Convertible TCI Group Preferred Stock, Series G, and 6,564,794 shares of Redeemable Convertible Liberty Media Group Preferred Stock, Series H, outstanding on September 30, 1998 in each case after elimination of shares then held by the Company and its majority owned subsidiaries.

(2) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock ("Series B Shares") are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock ("Series A Shares"), respectively. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in this Item 5 assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock have been fully converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

       In addition, each share of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock is entitled to 10 votes per share and each share of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock is entitled to one vote per share. Holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock, Series B Ventures Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, the Magness LLC may be deemed to currently beneficially own voting equity securities representing approximately 5.7% of the voting power with respect to a general election of directors of the Company.

(3) On February 9, 1998, Malone and his spouse (the "Malone Group") and the Magness Group entered into the Stockholders' Agreement (as described in Item 4 above) pursuant to which the parties agreed, among other things, to consult with each other on any matter coming to a vote of the Company's stockholders provided, however, that in the event of a disagreement, the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock held by the Malone Group and the Magness Group will be voted in the manner directed by Malone pursuant to an irrevocable proxy given by the Magness Group. See Item 4 above for more information on the Stockholders' Agreement.

       The Stockholders' Agreement gives the Magness Group and Malone the right to purchase from the Company, on a proportionate basis, 12,406,238 shares of Series B TCI Group Common Stock (the "Malone Right"). On October
       16, 1998, the Bob Magness Estate fully exercised the Magness Group's right to purchase shares of Series B TCI Group Common Stock pursuant to the Malone Right and purchased 5,792,800 shares of Series B TCI Group Common Stock from the Company. The 5,792,800 shares purchased constitute the full right of the Magness Group to participate in the Malone Right on a proportionate basis with Malone with respect to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right. The exercise price per share purchased pursuant to the Malone Right is $35.5875 based on the average of the closing sales price of the Series B TCI Group Common Stock on the Nasdaq National Market for the five trading days preceding June 24, 1998, which was the date Malone exercised his right to purchase shares pursuant to the Malone Right.

       The Bob Magness Estate purchased all of the shares that the Magness Group had the right to acquire under the Malone Right. Therefore, because the Magness Group's right to purchase shares of Series B TCI Group Common Stock was fully exercised by the Bob Magness Estate, neither the Bob Magness Estate nor any other member of the Magness Group has any right to purchase additional shares pursuant to the Malone Right.

       In addition, shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock held by Kim Magness, Gary Magness, the Bob Magness Estate, the Betsy Magness Estate and Magness Securities, LLC are subject to the terms of the Magness Call Agreement, dated as of February 9, 1998, among the Magness Group and the Company. SEE Item 4.


       Item 5(b) is hereby deleted in its entirety and replaced with the following:

       (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

                     Class of Security                             Sole Power  Shared Power
                     -----------------                             ----------  ------------
              Series A TCI Group Common Stock                       5,539,818        0
              Series B TCI Group Common Stock                       5,539,818        0
              Series A Liberty Media Group Common Stock             4,753,985        0
              Series B Liberty Media Group Common Stock             2,379,829        0
              Series A Ventures Group Common Stock                  5,823,452        0
              Series B Ventures Group Common Stock                  5,823,452        0



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       None.

SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 13, 1998


MAGNESS SECURITIES, LLC


   /s/ Kim Magness
------------------------
By: Kim Magness, Manager